Exhibit 21.1

Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Organization
Mytheresa Business Information Consulting (Shanghai) Co. Ltd.	China
Mytheresa Group GmbH	Germany
Mytheresa SE	Germany
Mytheresa US Services, Inc.	United States
mytheresa.com GmbH	Germany
mytheresa.com Service GmbH	Germany
Theresa Warenvertrieb GmbH	Germany